Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, Pennsylvania 19072
January 8, 2009
VIA EDGAR
Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Royal Bancshares of Pennsylvania, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 31, 2008
File No. 000-26366
Dear Mr. Dobbie:
     As requested in your telephone conversations with us on January 5, 2009 and January 7, 2009, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A of Royal Bancshares of Pennsylvania, Inc. (the “Company”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

/s/ Robert A. Kuehl
Robert A. Kuehl
Chief Financial Officer
cc: David W. Swartz, Esquire